

4561 Olde Perimeter Way
Suite 2707
Dunwoody, GA 30346

MILTEC PLATFORM INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2014





4561 Olde Perimeter Way
Ste. 2707
Dunwoody, GA 30346

To: Board of Directors
Atlanta, Georgia

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of MilTec Platform Inc. as of December 31, 2014, and the related statements of income, balance sheet, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

AIT Group LLC

Atlanta, Georgia
March 17, 2017



MilTec Platform Inc.
BALANCE SHEETS
Year Ended December 31, 2014

ASSETS
    Current Assets
        Checking/Savings $9,980.00
        Total Current Assets $9,980.00
TOTAL
ASSETS   **$9,980.00**

LIABILITIES & EQUITY
        Current
        Liabilities
            2360 - Lunex Intercompany Payable $10,000.00
        Total Current Liabilities $10,000.00
Total
Liabilities   **$10,000.00**

Equity
        Net Income   -$20.00
Total Equity   **-$20.00**

TOTAL LIABILITIES & EQUITY $9,980.00



MilTec Platform Inc.
STATEMENTS OF INCOME
Year Ended December 31, 2014

Ordinary Income/Expense
  Expense

	7690 - Bank Service Charges	-$20.00
Total Expense		-$20.00
Net Ordinary Income/Expense		-$20.00
Net Income		-$20.00



MilTec Platofrm Inc.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income $10,000.00
   Adjustments to reconcile Net Income to
   net cash provided by operations:

                                        Bank
                                      Fees   -$20.00
   Net cash provided by Operating Activities
                                        $9,980.00

CASH AT BEGINNING OF YEAR $0.00
CASH AT END OF YEAR $9,980.00



MilTec Platform Inc.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2014

	Common Stock	Retained Earnings	Total
BALANCE, December 31, 2014	$0.00	$20.00	$20.00



MilTec Platform Inc.
NOTES TO FINANCIAL STATEMENT
Year ended December 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u>

MilTec Platform, Inc. was formed in June 2014 and is a 100% owned subsidiary of Lunex Group, Inc., an S-Corporation holding company formed in 2007. Lunex Group, Inc. is an FCC licensed telecom provider based in Duluth, GA. Lunex provides and distributes an array of telecom products, including prepaid phone cards, pinless accounts, international wireless replenishment, domestic wireless replenishment, exclusive VIP number call forwarding services, and unlimited calling plans to various countries. MilTec is a web-based platform provider. MilTec creates the platform point of sale and acts as the middle man to facilitate sales between telecom aggregators and distributors. MilTec operates in both domestic and international markets.

<u>Summary of significant accounting policies</u>

Basis of presentation – The Company maintains its records on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Revenue recognition – The Company recognizes revenue and the related costs when performance occurs. Deferred revenue is recorded for unearned advance customer payments based on remaining available usage to the customer. There was no deferred revenue recorded as of December 31, 2014.

Cash and cash equivalents – The Company considers cash and cash equivalents to include cash in banks, commercial paper, and deposits with financial institutions that can be liquidated without prior notice or penalty. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk – The Company maintains its cash in bank accounts which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such accounts.

Accounts receivable – Management routinely assesses the financial strength of its customers and, as a consequence, believes accounts receivable are stated at net realizable value and credit risk exposure is limited.

Depreciation – The straight-line method is used for computing depreciation on property and equipment. Depreciation is based on estimated useful lives as follows: telecom equipment, 5 to 7 years.

Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.